SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summarized Annual Report – accounting year of 2018 Statutory Audit and Risk Committee of Eletrobras Companies

1.       Introduction

This summary annual report is based on Article 31-D, item VI, of CVM Normative Instruction No. 308, dated March 14, 1999, as well as on subsection XXX of Item 5.1 of the Bylaws of the Statutory Audit and Risk Committee of Eletrobras Companies, hereinafter referred to as CAE, and its purpose is to report the main activities, results, conclusions, and recommendations of this advisory body for the accounting year ended in 2018.

This report is also targeted at complying with Article 9, Sole Paragraph of Normative Instruction No. 481, dated December 17, 2009, upon presentation of the Committee’s opinion on the financial statements.

This report is also targeted at stating the frequency of regular meetings held in the accounting year of 2018 by the Statutory Audit and Risk Committee, in addition to clearing up aspects connected to the composition and the requirements under Law No. 13303/2016, hereinafter referred to as State-Owned Companies Act.

2.        Context

The statutory changes approved by the shareholders at the 168th AGE include the new wording of Article 40, Paragraph 2, of the Articles of Incorporation, as well as the provision in its Paragraph 3 of the mandatory establishment of the Audit and Risk Committee with permanent operation and incumbent of the assignments and duties set forth under Articles 24 and 25 of the State-Owned Companies Act and under CVM Instruction No. 308/1999, as amended by CVM Instruction No. 509/2011.

The Board of Directors of Eletrobras (CA), at its 805th meeting held on May 17, 2018 and through Resolution No. 100/2018, approved, supported under Article 36, XL, of the Articles of Incorporation, the establishment of the Statutory Audit and Risk Committee of the Eletrobras Companies, at which time its Bylaws and the initial composition of its three members were approved, namely: Directors Mauro Gentile Rodrigues da Cunha, Elvira Baracuhy Cavalcanti Presta and José Pais Rangel. Director Mauro Gentile Rodrigues da Cunha, as a specialist in corporate accounting, was appointed as CAE’s Coordinator, and Director José Pais Rangel as Deputy Coordinator.

The opening of the Statutory Audit and Risk Committee (CAE), in lieu of the Audit and Risk Committee (COAUD), and approval of the draft of its Bylaws, besides illustrating the company’s efforts in adopting the best corporate governance practices, were able to comply with the provisions of the Public Corporations Act, Decree No. 8.945/2016, of the US laws affecting the subject matter, of CVM Instruction No. 308, dated May 14, 2009, with the changes brought by CVM Instruction No. 509 dated November 16, 2011, in addition to the assembly of standards, commitments, and guidelines of voluntary environments adhered to by the Company, such as the State Public Corporations’ Governance Highlight Program of B3 and SEST-IG-SEST Governance Indicator.

The Statutory Audit and Risk Committee, directly connected to CA and established along the accounting year of 2018 by the Board of Directors of Eletrobras, has the purpose of advising the Eletrobras’ Board of

Summarized Annual Report – accounting year of 2018 Statutory Audit and Risk Committee of Eletrobras Companies

Directors and the Boards of Directors of the companies controlled by Eletrobras in the fulfillment of their responsibilities of guidance and top management, including, without limitation, the analysis and issuance of recommendations of the internal audit, accounting and independent audit, oversight, risks to be undertaken by the Company, internal controls, risk management and financial management, in order to ensure higher efficiency and effectiveness of the Board of Directors’ decisions relating its area of activity.

In this sense, CAE exercises its assignments in a unified manner, through advice to the boards of directors of Eletrobras and subsidiaries, in accordance with Article 24, subsection V of Decree No. 8.945 / 2016, abiding by the applicable laws and the rules approved by the Board of Directors of Eletrobras, including the Annual Work Plan.

3.       Composition

Section 2.1 of the Bylaws, in its version in force in 2018, establishes that the composition of CAE is composed of three (3) to five (5) acting members who meet the independence requirements, with a term of two (2) years, and given that re-election is permitted.

The Board of Directors shall elect, among the Committee members, its Coordinator and any deputy in the cases of absences or temporary impediments.

CAE consisted of the Three (3) independent members listed below during the accounting year of 2018:

- Director Mauro Gentile Rodrigues da Cunha (coordinator - independent);

- Director Elvira Baracuhy Cavalcanti Presta (independent);

- Director José Pais Rangel (independent).

As a subsequent event, at the 827th meeting of Eletrobras’ CA, closed on February 15, 2019, said board approved the election of Mrs. Elvira Baracuhy Cavalcanti Presta for the office of Chief Financial and Investor Relations Officer of the Company. Mrs. Elvira Baracuhy Cavalcanti Presta took office on March 12, 2019, shortly after resigning the positions of Member of the Board of Directors and member of CAE.

At the 828th meeting of the Eletrobras’ CA held on February 22, 2019, said board approved the reform of the CAE’s RI and the election of Mr. Luis Henrique Bassi Almeida for CAE member. Mr. Luis Henrique Bassi Almeida took CAE office on March 8, 2019.

In light of the above adjustments in the composition of CAE, and considering that Mr. Luis Henrique Bassi Almeida did not participate in the CAE’s activities in 2018, and for most of the discussions related to the accounting closing at the beginning of 2019, there is a reservation that Mr. Luis Henrique Bassi Almeida signs this report as a current member of CAE, however, without issuing any value judgment and waiving all the recommendations and discussions discussed herein.

Summarized Annual Report – accounting year of 2018 Statutory Audit and Risk Committee of Eletrobras Companies

4.       Bylaws

The Bylaws of CAE, approved at the 805th meeting of the Board of Directors of Eletrobras, and available on the Company's website, assembles the Committee’s assignments in the following umbrella themes: (a) Financial Statements; (b) Internal Controls and Internal Audit; (c) Risk Management; (d) Compliance; (e) Ombudsman's Office and Whistleblowing Channel; (f) Supplemental Pension Plans; (g) Transactions with Related Parties; (h) Regulatory; (i) Corporate Transactions; (j) Financial Management; (k) Contingencies; and (l) Committee’s Governance. It is available at the website of Eletrobras (www.eletrobras.com.br).

5.       Work Plan

The CAE’s Work Plan - accounting year of 2018, approved by the Board of Directors of Eletrobras through Deliberation no. 166, dated August 31, 2018, provided for the purpose of the Statutory Audit and Risk Committee to advise the Company’s Board of Directors and the Boards of Directors of Eletrobras Furnas, Eletrobras Chesf, Eletrobras Eletronuclear, Eletrobras Eletronorte, Eletrobras Eletrosul, Eletrobras CGTEE, Eletrobras Eletropar and Eletrobras Amazonas GT.

The aforementioned Plan also included rules for the CAE’s performance in the subsidiaries, including the schedule, process flow, and stages of implementation of its activities.

The Plan also establishes that each technical support unit of the holding company will act as hierarchical ascendant, as coordinator, in relation to the supporting units of the subsidiaries, with them maintaining integrated communication and reporting directly to the Committee.

The Work Plan has an annex, referred to as “CAE Work Plan - 2018,” segmented into two blocks: I - Follow-up on recurring and integrated subjects in the holding company; and II - Unified performance of the Committee before the subsidiaries.

6.       Structure of Governance Secretary

In addition to the support by the Governance Office, whose composition at the highest level currently includes a Secretary, CAE receives legal and technical support from the Board’s Director, which also provides administrative and operational support to the Board’s Governance Office in the proper exercise of their assignments, as established in the Bylaws of the Board of Directors and in the Bylaws of the Statutory Audit and Risk Committee - CAE.

Thus, the support structure for CA and CAE currently counts on two contributors with higher education selected through a public examination, and both of them are lawyers.

Given such a scenario, CAE and the Board of Directors of the Holding Company verified the need to strengthen the structure of the Governance Office, in order to prevent operating burden and not to jeopardize the activities of other governance bodies of the Company.

Summarized Annual Report – accounting year of 2018 Statutory Audit and Risk Committee of Eletrobras Companies

7.       Communication of CAE with the Holding’s Board of Directors and that of Subsidiaries

The Committee's productive and proactive performance allowed greater security and reliability to the CA’s decision-making process, and streamlined the flow of the meeting. Each holding company's CA meeting has a specific block dedicated to the reporting of the activities of each advisory committee, led by the respective coordinator. At that moment, the coordinators not only report the work performed in the month by the committee, but also indicate positions and opinions regarding related matters for deliberation.

Throughout 2018, since its inception, the Committee has monthly reported to the Board of Directors of Eletrobras on the progress of its work, presenting opinions and making recommendations on various matters within its scope. The Committee also made recommendations and issued opinions on specific issues to the Boards of Directors of subsidiaries.

8.       Meetings

The Bylaws, in its Item 5.1, establishes that the regular meetings of the Committee shall be held at least four times a month, according to the approved annual schedule, and the special meetings, upon call by the Coordinator, in the due interest of the company, and to avoid loss under the law.

During the last seven and a half months of 2018, since the establishment of the Committee on May 18, 2018, Thirty-Four (34) regular meetings were held, including 191 agenda items.

Among the Thirty-Four (34) meetings held during the accounting year of 2018, the Committee had meetings as follows:

Joint Meeting	2018
Two Meetings with Chief Financial Officers of Eletrobras Companies	26/Jul and 31/Oct
A meeting with the managers and representatives of the internal control areas of Eletrobras Companies	06/Dec
Two Meetings with Eletrobras’ Fiscal Board	20/Jul and 31/Oct

An institutional presentation meeting of the Committee with Eletrobras Companies indicated on the side, with attendance of CA, the Financial Department, CF and the Technical Support Units of each company

» FURNAS | 13/Jul » ELETROPAR | 13/Sept » Eletronuclear | 26/Sept » CHESF | 10/Oct » Eletronorte | 18/Oct » Eletrosul and CGTEE | 24/Oct

Summarized Annual Report – accounting year of 2018 Statutory Audit and Risk Committee of Eletrobras Companies

In statistical terms, since the establishment of CAE in May 2018:

•         There were overall 190.5 meeting hours, which is equivalent to an average of 5.6 hours per meeting;

•         The average of meetings was nearly 4.5 meetings per month;

•         Each agenda item had an average duration of 60 minutes;

•         Each meeting covered nearly 5.61 agenda items.

8.1            Recurrence of Subjects in Meetings – 2018

The criterion for inclusion of business in the meeting’s agenda will vary according to the urgent needs identified by the Committee itself, the subjects of greater relevance and recurrence in a given period of the year (such as ITR’s and accounting closing), and requests by the subsidiaries themselves.

The following graph and table show, in percentage terms, the recurrence of subjects in the meetings of the 2018 accounting year:

Summarized Annual Report – accounting year of 2018 Statutory Audit and Risk Committee of Eletrobras Companies

Recurrence of Subjects - 2018
1	ITR’s and Accounting Closing	8.82%
2	Internal Audit	7.65%
3	SPE’s	7.06%
4	External Auditor	6.47%
5	Ombudsman’s Office and Whistleblowing Channel	5.88%
6	Finance and Accounting	4.71%
7	Distributors	4.12%
8	Social Security and Health - CGPAR	4.12%
9	CAE Governance	3.53%
10	Internal Controls and GAPS SOx	2.94%
11	Compulsory Loans	2.94%
12	PDNG	2.94%
13	Integrity	2.35%
14	Tax Optimization;	2.35%
15	Investor Relations	2.35%
16	Reimbursement (Carwash)	2.35%
17	Risk Management	1.76%
18	Eletrosul Merger x CGTEE	1.76%
19	Legal	1.76%
20	Lot A - Eletrosul	1.76%
21	Other (17 agenda items)	22.35%

Summarized Annual Report – accounting year of 2018 Statutory Audit and Risk Committee of Eletrobras Companies

9.       Follow-up Spreadsheet

During 2018, since the date of its opening on May 18, 2018, the Committee held Four Hundred and Fifty-One (451) demands to various technical areas and senior management bodies of Eletrobras and its subsidiaries. Such amount is equivalent to an average of 13.26 demands per meeting.

The Governance Officer and the Advisor of the Board of Directors are responsible for managing and monitoring the demands of the Committee.  At the end of the accounting year of 2018, the claims considered finalized by the Committee amounted to Three Hundred and Sixty-Four (364).

9.1            Recommendations per Company’s Area – 2018

The demands made are directed to one or more responsible areas, for their due care. Given the multidisciplinary nature of the CAE’s assignments and the subjects reviewed, demands are usually referred to more than one specific area, one being directly responsible for compliance, and the others for providing the necessary support.

Summarized Annual Report – accounting year of 2018 Statutory Audit and Risk Committee of Eletrobras Companies

The chart and table above show, in quantitative and percentage terms, the volume of demands distributed by area and subsidiaries throughout 2018, encompassing both the areas with direct responsibility, and those responsible for providing support.

10.  Description of Activities and Recommendations

In the accounting year of 2018, CAE focused on the monitoring and follow-up of issues related to the process of preparing and publishing ITR’s, tax optimization, internal audit, ombudsman’s office and whistleblowing channel, risk management, internal controls, compliance and integrity, also working on several fronts which were relevant for the Company from the point of view of risk.

The following are the main activities and recommendations made by the Committee in 2018:

(i)                Discussion and Opinion Statement on Quarterly Information and Financial Statements (2ITR and 3ITR)

Holding of meetings on the subject with the external auditor (KPMG) and internal accounting and planning team, as well as the issuance of recommendations on risk rating assigned, the writing of explanatory notes and assumptions, and setting of the schedule for impairment tests. Additionally, the Committee recommended suggestions for improvements in the presentation of results to the market, aiming at greater objectivity and usefulness on the part of the user of the statements.

(ii)             Follow-up of the Cash Flow Mechanism and Operation of the Projection Process within Eletrobras

Issuance of qualitative recommendations for improvement of its structure, form, and content, with the purpose of: (a) enabling better management follow-up of its performance and evolution; (b) considering more relevant assumptions, in addition to possible upsides and downsides in cash flow, indicating the potential optimistic and conservative scenarios, and their respective impacts – whether positive or negative – depending on the circumstances involved.

(iii)           Planning for Accounting Closing

The Committee focused on the obstacles to accounting closing given the intricate corporate structure of the Company, and the material weakness pointed out by the independent auditors in relation to such accounting closing. Recommendation to the Finance Department, on the occasion of the meeting with CFO’s, aiming at the closing the 3rd ITR, held on October 31, 2018, to coordinate the preparation of centralized planning, involving all the Financial Departments of Eletrobras Companies.

(iv)            Recommendation for Preparation of a Future Loan and Guarantee Policy for Subsidiaries and Affiliates

(v)              Recommendation for Restructuring of the Company’s Tax Area

(vi)            Tax Optimization Project

(vii)         Follow-up of Risk Factors in Internal Controls/GAPS SOx

Summarized Annual Report – accounting year of 2018 Statutory Audit and Risk Committee of Eletrobras Companies

Follow-up of risk factors in internal controls/GAPS SOx, and meetings on the subject with external auditor (KPMG), with the internal team of the holding company and subsidiaries, focusing on the main weaknesses spotted, status of the action plans and remediation measures, as well as the issuance of qualitative recommendations for improvement in reports and presentations on the subject.

(viii)       Privatization of Distribution Comapnies

Follow-up of issues connected to the privatization of distribution companies and analysis of the draft of the shareholders’ agreement that was part of the bidding documents for distribution companies.

(ix)            Contingencies of Compulsory Loan

Monitoring and follow-up on compulsory loan contingencies, with request to prepare presentations focusing on the potential financial impact, on the assertiveness of projections and estimates of expenses between what was recorded in the balance sheet and what has actually been disbursed, as well as the evolution of the data base sanitation.

(x)              Main Risks Associated with Major Projects of SPE’s

Follow-up and proposing of improvements on the main risks associated with major projects of SPE’s, including the creation of a pilot project for their follow-up, and issuance of qualitative improvement recommendations.

(xi)            Detailed Physical and Financial Follow-up of Works and Projects

Follow-up and proposing of improvements in the reports on the detailed physical and financial monitoring of the works and the most relevant projects underway within Eletrobras Companies, with a focus on the construction of a report template for managerial purposes, which may be used as a management tool capable of enabling CAE and CA not only to follow-up projects, but mainly to make strategic decisions concerning the allocation of capital and the approval of PDNG.

(xii)         Proposal of Global Expenditure – PDG 2019

Follow-up of the preparation and scheduling of the costing and investment budget for 2019, and its main guiding premises regarding estimates of revenues and expenses in the preparation of PDG 2019. The Committee recommended qualitative improvements in the material, as well as the presentation to CA of the Ten (10) largest corporate projects, referring to their physical and financial evolution.

(xiii)       Rescheduling of PDG 2018 of Eletrobras Companies

(xiv)        Analysis of the Business and Management Steering Plan (PDNG) – PDNG 19-23

Analysis, opinion statement on the PDNG 19-23, as well as issuance of qualitative recommendations of adjustments and improvement on the follow-up of investments and projects. CAE recommended material changes in the Plan, which was approved by the Board of Directors.

(xv)          Follow-up of the Risk Management Area’s Works

Summarized Annual Report – accounting year of 2018 Statutory Audit and Risk Committee of Eletrobras Companies

Analysis and opinion statement on the risk management report, and issuance of qualitative improvement recommendations, including analysis of the risk potentially arising from possible disasters. Specifically on this topic, the CAE requested in RCAE 28 dated November 14, 2018, an assessment on the governance of the process of evaluation and follow-up of risks imposed by dams. CAE issued recommendations in this regard to the Board of Directors at its meeting on December 14, 2018, which were accepted.

(xvi)        Reimbursement Complaints from the Carwash Operation

(xvii)     Pension Funds and Health Insurances – Resolutions of CGPAR numbers 09, 22 and 23

Statement of opinion and follow-up on issues related to pension funds (CGPAR 09) and health insurances (CGPAR 22 and 23) of Eletrobras Companies, with issuance of qualitative improvement recommendations in the reports.

(xviii)   SPE Santo Antônio

Follow-up of the economic and financial situation and funding of SPE Santo Antônio and advice to Furnas CA and the Holding Company’s CA on operations connected to the project in question.

(xix)        Hospital Kept by CHESF

Follow-up on the progressive closing of the activities of Hospital Nair Alves de Souza - HNAS, under Chesf's current responsibility, for management and operational costs.

(xx)          Eletrosul Merger/CGTEE

(xxi)        Lot A - Eletrosul

(xxii)     Case Involving KfW Bank x CGTEE

(xxiii)   Energy Trading

(xxiv)    Public SPE’s

It requested the submission of an assessment for the merger of Public SPE’s, with the issuance of a recommendation to Eletrobras and subsidiaries to prepare an action plan and report on the feasibility of the merger of public SPE’s, stating the necessary solutions to eventual hindrances to the merger and expectations of the deadlines involved

(xxv)      Eletronet

Follow-up of the negotiations and progress of the situation involving Eletronet and the assigning companies (Furnas, Chesf, Eletrosul, and Eletronorte).

(xxvi)    Company’s Policies and Standards

Statement of opinion, recommendations for improvements and standardization of the Company’s relevant regulations - such as Conflict of Interest Policy, Policy of Disclosure and Use of Relevant Information and Trading of Securities, Code of Ethical Conduct and Integrity, Policy of Conflict of Interest, Policy for Management of Consequences, Policy of Transactions between Related Parties of Eletrobras Companies, Electric Energy Trading Policy, Anti-Bribery Policy, Internal Audit Policy, SAP Access Policy. In this section, the Committee also

Summarized Annual Report – accounting year of 2018 Statutory Audit and Risk Committee of Eletrobras Companies

recommended the reorganization of the structure and hierarchy of the Company's internal regulations, which was accepted and is under implementation.

(xxvii) Management Process of Transactions with Related Parties

Recommendations for qualitative improvements in the process of management of Related Party Transactions - TPR’s and in the revision of the draft of said Policy, such as: (a) aspects connected to the establishment, composition and assignments of internal control committees; (b) periodicity of the reports to CAE according to each transaction category; (c) development of materiality measurement criteria, with the purpose of allowing that transactions with the Government and with related companies that, independently of their scope of authority, may have materiality, be individually and previously analyzed by CAE, as an advisory body to CA, for referral to the Board for approval. CAE also made recommendations related to the disclosure of transactions with related parties in the financial statements.

(xxviii)           Authority Scope Policy

Analysis of the Authority Scope Policy, and issuance of several recommendations for qualitative improvement and revision of said Policy, chiefly the establishment that any investment above the limit approved in PDNG (or not provided therein) be previously and expressly approved by the Holding Company’s CA.

(xxix)    CVM Governance Report – “Practice or Explain”

Improvement contributions in the information contained in the draft of the Governance Report of the Brazilian Securities Commission - CVM (“Practice or Explain”). The subject became part of the 2019 thematic schedule for follow-up by the Holding Company’s CA and its Strategy, Governance and Sustainability Committee.

(xxx)      Follow-up of the Internal Audit’s Works and Reports

(xxxi)    2019 PAINT Analysis

There was analysis by the Board of Directors of companies of the Eletrobras Holding, Furnas, Eletrosul, Eletropar, Eletronuclear, Eletronorte, Chesf, Amazonas GT, CGTEE, Cepel, Distribuição Amazonas, Distribuição Alagoas and Distribuição Roraima and recommendation for approval of 2019 PAINT’s.

(xxxii)   Follow-up on Ombudsman’s Office Reports and Works, Whistleblowing Channel and Integrity System Committee - CSI

(xxxiii) Follow-up of the Integrity Works and Reports

(xxxiv)  Follow-up of Information Security Works and Reports

(xxxv)    Shared Services Center - CSC

Follow-up of the implementation scenario of CSC (Shared Services Center), and issuance of qualitative improvement recommendations, with emphasis on its scope, structure, timing, financial impacts of the project for the Company, and impacts on the Company’s staff.

(xxxvi)  Selection and Appointment of New Internal Auditor

(xxxvii)    Assessment of Acting Managers of Internal Audit and Holding Ombudsman’s Office

Summarized Annual Report – accounting year of 2018 Statutory Audit and Risk Committee of Eletrobras Companies

(xxxviii) Bidding Process for Independent Auditors

Follow up of the bidding procedure of the new independent auditor, with analysis and recommendations on the content of the term of reference and contract, including for the purpose of CAE’s participation in the process of evaluation of the new auditor.

11.  Follow-up of the Works of Quarterly Information – 2ITR and 3ITR 2018

Several reports were made to CAE on the quarterly financial statements, with Seven (7) meetings in anticipation of the 2nd ITR (in the months of June to August) and Three (3) meetings related to the 3rd ITR, in October and November.

 At the 812th meeting of CA, held on August 14, 2018, CAE, through its Coordinator, reported to Eletrobras’ Board of Directors that: (a) said advisory body equably accompanied the matter related to the accounting closing of 2ITR of Eletrobras for 2018; (ii) the Committee reviewed the ITR proposal and made suggestions for improvements of the Explanatory Notes; (iii) positive developments were observed in the closing process upon the Committee’s performance; (iv) CAE expressed favorable opinion for the publication of the Interim Financial Statements of the Company (2ITR) for the period ended June 30, 2018, under the terms approved by the Executive Board.

At the 819th meeting of CA, held on November 12, 1818, CAE, through its Coordinator, reported to the Eletrobras’ Board of Directors that: (a) said advisory body equably accompanied the matter related to the accounting closing of the 3rd ITR of Eletrobras for 2018; (ii) the Committee reviewed the proposal of the 3rd ITR on November 8, 2018 and made suggestions for improvements of the Explanatory Notes, which were incorporated; (iii) CAE expressed its consent for the publication of the Company's Interim Financial Statements for the period ended September 30, 2018 (3ITR), under the terms approved by the Executive Board.

12.  Commitee’s Opinion on Financial Statements – 2018

In compliance with Article 9, Sole Paragraph of Normative Instruction No. 481, dated December 17, 2009, said report also describes the Statutory Audit and Risk Committee’s opinion on the financial statements - accounting year of 2018.

Financial Statements - 2018	RCAE

Discussion on key critical points still under discussion regarding the closing of financial statements for the accounting year of 2018, including planning, scheduling, meeting with external auditor and meeting with CF.

» RCAE 37 | 18/Jan » RCAE 39 | 01/Feb » RCAE 40 | 08/Feb » RCAE 42 | 19/Feb » RCAE 43 | 21/Feb » RCAE 44 | 01/Mar » RCAE 046 | 14/Mar » RCAE 047 | 20/Mar » RCAE 048 | 22/Mar

Summarized Annual Report – accounting year of 2018 Statutory Audit and Risk Committee of Eletrobras Companies

On March 26 and 27, 2019, RCAE 49 was held, at which time the CAE met for the final analysis of the Financial Statements and the Management’s Annual Report, related to the accounting year ended December 31, 2018 , at which time it recommended the approval by the Board of Directors of the consolidated financial statements of Eletrobras.

12.1       Conclusion of Opinion Statement

The members of CAE, to perform its assignments, reviewed and analyzed the Financial Statements, followed by the Report of Independent Auditors and the Management’s Annual Report connected to the accounting year ending on December 31, 2018 (“Annual Financial Statements of 2018”). Taking all analysis, assessments and discussions into consideration, which happened over the progress of the meetings and efforts of follow-up and supervision conducted by CAE with respect to the closing of the financial statements, including the information provided by the Company’s management and its Independent Auditors, the Statutory Audit and Risk Committee of Eletrobras Companies ascertains if all relevant facts are properly stated on the Financial Statements audited, which refer to December 31, 2018, and ultimately recommend that they are approved by the Board of Directors.

Rio de Janeiro, March 27, 2019.

MAURO GENTILE RODRIGUES DA CUNHA	JOSÉ PAIS RANGEL
Director - Coordinator	Director - Member

LUIS HENRIQUE BASSI ALMEIDA Member

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.